UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 31, 2024

Keyarch Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41243	98-1600074
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

275 Madison Avenue, 39th Floor

New York, NY 10016

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 914-434-2030

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable warrant and one right	KYCHU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	KYCH	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	KYCHW	The Nasdaq Stock Market LLC
Rights to receive one-tenth of one Class A Ordinary Share included as part of the units	KYCHWR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD.

As described in a Current Report on Form 8-K filed by Keyarch Acquisition Corporation (the “Company” or “Keyarch”), on March 27, 2024, the Company held its extraordinary general meeting of shareholders (the “EGM”) in connection with its previously announced business combination (the “Business Combination”) with ZOOZ Power Ltd., a limited liability company organized under the laws of the State of Israel (“ZOOZ”), and ZOOZ Power Cayman, a Cayman Islands exempted company and direct, wholly owned subsidiary of ZOOZ.

On March 31, 2024, ZOOZ filed certain current reports with the Tel Aviv Stock Exchange (“TASE”) pursuant to requirements of the TASE (1) relating to specified company and financial information for ZOOZ as of and for December 31, 2023, and an English translation is furnished hereto as Exhibit 99.1, and (2) relating to the Business Combination, and an English translation is furnished hereto as Exhibit 99.2, and in each case incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

No Solicitation or Offer

This communication and this Current Report on Form 8-K shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K contains, and certain oral statements made by representatives of Keyarch and ZOOZ and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of federal securities laws. Keyarch’s and ZOOZ’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Keyarch’s and ZOOZ’s expectations with respect to future performance and anticipated financial impacts of the the transactions contemplated by the Business Combination (the “Transactions”), the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Keyarch or ZOOZ and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory or other approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company following the Transactions (the “Company”) or the expected benefits of the Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Transactions; (iii) the ability of Keyarch prior to the Transactions, and the Company following the Transactions, to maintain or list, as applicable, the Company’s shares on Nasdaq and the TASE, including the ability to meet stock exchange listing standards following the consummation of the proposed Transactions; (iv) costs related to the Transactions; (v) the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of Keyarch and ZOOZ, and the satisfaction of the minimum cash requirement of the Business Combination Agreement following any redemptions by Keyarch’s public shareholders; (vi) the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; (vii) the outcome of any legal proceedings that may be instituted against Keyarch or ZOOZ related to the Transactions; (viii) the attraction and retention of qualified directors, officers, employees and key personnel of Keyarch and ZOOZ prior to the Transactions, and the Company following the Transactions; (ix) the ability of ZOOZ prior to the Transactions, and the Company following the Transactions, to maintain relationships with its suppliers and customers and the effect of the Transactions on its operating results and businesses in general; (x) the ability of the Company to compete effectively in a highly competitive market; (xi) the ability to protect and enhance ZOOZ’s corporate reputation and brand; (xii) the impact from future regulatory, judicial, and legislative changes to ZOOZ’s or the Company’s industry; (xiii) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; (xiv) future financial performance of the Company following the Transactions, including the ability of future revenues to meet projected annual revenues; (xv) the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; (xvi) the ability of the Company to generate sufficient revenue from each of its revenue streams; (xvii) the ability of the Company’s patents and patent applications to protect the Company’s core technologies from competitors; (xviii) the Company’s ability to manage its marketing relationships and realize projected revenues from customers; (xix) the Company’s ability to meet its product and/or service sales targets; (xx) the Company’s ability to execute its business plans and strategy; (xxi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Keyarch or ZOOZ; (xxii) the disruption of ZOOZ’s management’s time from ongoing business operations due to the announcement and consummation of the proposed Transactions; (xxiii) announcements relating to the Transactions having an adverse effect on the market price of Keyarch’s securities and/or ZOOZ’s securities; (xxiv) risks associated with ZOOZ being an Israeli company located in Israel and the effect of any judicial reforms, security and terrorist activity in or affecting Israel; (xxv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions; (xxvi) limited liquidity and trading of Keyarch’s and/or ZOOZ’s securities; (xxvii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for ZOOZ and/or Keyarch; and (xxviii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC, the TASE or the ISA by Keyarch or ZOOZ. Keyarch and ZOOZ caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Forward-looking statements relate only to the date they are made, and readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Keyarch and ZOOZ undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made whether as a result of new information, future events or otherwise, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Keyarch and, as applicable, ZOOZ. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and neither Keyarch nor ZOOZ undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	ZOOZ Power Ltd. Current Report on TASE and related company information, dated March 31, 2024
99.2	ZOOZ Power Ltd. Current Report on TASE regarding the Business Combination, dated March 31, 2024
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEYARCH ACQUISITION CORPORATION

	By:	/s/ Kai Xiong
		Name:	Kai Xiong
		Title:	Chief Executive Officer

Dated: April 1, 2024

3